TESSENDERLO GROUP

04036928

FAX	DATE: 2004-09-10	PAGES: 4 including this page
TO: Ms Kung		FAX No.: 00 1 202 942 96 24
COMPANY: Security and Exchange Commission		
FROM: Martine Marique		
FAX No.: 00 32 2 639 19 17		DIRECT PHONE: 00 32 2 639 18 31
SUBJECT: our latest press release		
☐ URGENT		☐ PLEASE REPLY

MMa/JoV 2004-213

Tessenderlo Chemie

Dear Ms Kung,

82-4785

SUPPL

Please find our press release of 9th September 2004.

With kind regards,

PROCESSED
SEP 17 2004
THOMSON
FINANCIAL

RECEIVED
2004 SEP 16 A 11:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VERSPECHT
Jo Verspecht
Secretary

Martine Marique
Manager Corporate Financial Services

dlw 9/16

TESSENDERLO CHEMIE INTERNATIONAL NV/SA

Troonstraat, Rue du Trône 130, B-1050 Brussels, Belgium,
Phone +32 2 639 18 11, Fax +32 2 639 17 02, Telex 236 19 – prolim b
HR Brussel 497 670 RC Bruxelles, BTW BE 432 184 686 TVA, Courts of Brussels
Website http://www.tessenderlogroup.com, E-mail tcgroup@tessenderlo.com

TESSENDERLO GROUP

Brussels, September 9, 2004

PRESS RELEASE **EMBARGO TILL 09.09.2004 – 5.40 pm Brussels time**

Tessenderlo Group: results first half year 2004

- Increase in turnover by 6.6 %
- Consolidated net profit, group share, up 14.3 %
- Cash flow up by 25.5 %
- Improved PVC prices

At 1,060.0 million EUR, Tessenderlo Group's **turnover** for the first half of 2004 was up by 6.6 % on the same period last year.
1.5 % of the rise in turnover is due to the increased consolidation perimeter as a result of the acquisition of two new American gelatin units, which were consolidated as from the second quarter of 2003.
The most striking features of the second quarter of 2004 were the improvement in PVC prices, the ongoing subdued activity in the Inorganic Chemicals segment and the fact that the Fine Chemicals sector suffered as a result of higher raw material prices and stiffer competition.

The **net profit** (group share) increased by 14.3 %, to 27.2 million EUR, as compared to 23.8 million EUR for the same period in 2003. This rise was principally due to the increase in PVC margins as a result of higher prices, the gelatin segment, which again posted good results, boosted further by the results of the two new American subsidiaries, and the good performance by the Plastics Converting division.
Cash flow was up by 25.5 %, to 101.9 million EUR (as against 81.2 million EUR at the end of June 2003).

The **Inorganic Chemicals division**'s results were considerably down on the same period of 2003, despite a significant rise in sale volumes in most business lines. This downturn was due to the poor prices for caustic soda and animal feed phosphates. Feed phosphate prices are gradually recovering after falling sharply as from mid 2003, but have yet to return to normal levels; at last the scene seems to be set for an improvement in caustic soda prices before the end of the year.

Turnover in the **Fine Chemicals** division fell by 4 %. This division is still feeling the full impact of the rise in raw material prices, which cannot at present be passed on in the finished product prices, since there is still fierce competition on the chlorotoluene derivatives market. However, the pharmaceutical intermediates production units are performing slightly better than last year, although this improvement is not sufficient to offset the decline in the results for toluene derivatives.

The **PVC & Compounds** division has seen a marked increase in turnover - almost 19 % - with a very positive trend in volumes and an ongoing increase in sale prices. The results were therefore significantly better than a year ago. Margins remained buoyant in the summer despite higher ethylene prices.

In the **Plastics Converting division**, turnover increased by 14.6 %. This was due to the healthy climate in the construction industry and the public works segment. Results also improved, although at a slightly lesser pace than turnover due to impact of the increased price of PVC, the main raw material involved.

In the **Natural Organic Products** division, the 9.9 % rise in turnover largely stemmed from the new American units. The increase in the prices of raw materials for gelatin production in the first three months of this year has continued to have an impact, but it has been possible to pass on this price rise to customers. Results in this division were also better than in the same period last year.
Collecting and processing of animal by-products also made a positive contribution to the division's results, with results remaining satisfactory despite a fall in volumes processed.

EMBARGO till 09.09.2004 – 5.40 pm

Outlook for 2004

The stable PVC prices and the slowdown in the increase in raw material prices should have a positive impact on the results for the second half of the year. The results for the second half are therefore expected to show a more marked improvement than those for the first half.

[illegible]	2nd quarter		Difference	1st half year		Difference
	2004	2003	in %	2004	2003	in %
Turnover	562,3	500.5	10.3 %	1,060.0	994.4	6.6 %
Operating profit *	23.4	22.5	4.0 %	42.0	41.3	1.7 %
Financial result **	-1.9	-4.8		-2.4	-7.1	
Gross ordinary result ***	21.5	17.7	21.5 %	39.6	34.2	15.8 %
Extraordinary result	0.4	0		-0.6	-0.2	
Result before taxes	21.9	17.7	23.7 %	39.0	34.0	14.7 %
Taxes	-6.2	-5.3		-11.8	-10.2	
Net consolidated profit	15.7	12.4	26.6 %	27.2	23.8	14.3 %
Net results share of third parties	0	-0.8		0	0	
Net results share of the group	15.7	13.2	18.9 %	27.2	23.8	14.3 %
Net cash flow	60.5	41.7	45.1 %	101.9	81.2	25.5 %
Net profit/Turnover	2.84 %	2.48 %	16.5 %	2.57 %	2.39 %	8.4 %

* The cumulative results, as at the end of June 2004, include a charge of 4.8 million EUR in respect of a pension fund provision booked in the second quarter of the current year, which was not recorded in the figures as at 30 June 2003. This distorts the comparison of the gross operating results. On a comparable basis, operating profit increased by 13.3 % over the six-month period.

** Including the results of equity-accounted companies, 3.5 million EUR for 2004 and 2.3 million EUR for 2003

*** No provision has been set aside by us in respect of the European Commission enquiry into compliance with the competition rules on the feed phosphates market; it is not at present possible to ascertain a sufficiently accurate estimate of it.

[illegible]			
	30.06.2004	30.06.2003	Difference
Inorganic Chemicals	276.1	288.4	- 4.3 %
Fine Chemicals	130.1	135.6	- 4.0 %
PVC & Compounds	201.8	169.8	+ 18.8 %
Plastics Converting	289.2	252.4	+ 14.6 %
Natural Organic Products	162.8	148.2	+ 9.9 %
Total	1,060.0	994.4	+ 6.6 %

EMBARGO till 08.09.2004 – 5.40 pm

[illegible]			
	30.06.2004	30.06.2003	Evolution in %
Number of shares	27 210 399	27,113,352	
Net profit per share (EUR)	1.00	0.88	13.6 %
Net cash- flow per share (EUR)	3.74	2.99	25.08 %

Report of the Statutory Auditor on the limited review of the half year consolidated financial statements

We have performed a limited review of the half-year consolidated financial statements of Tessenderlo Group as at June 30, 2004, prepared in accordance with the accounting principles generally accepted in Belgium as stipulated in the Royal Decree of January 30, 2001, which show a consolidated balance sheet total of € 1,706,966 ('000) and a consolidated income statement resulting in a profit for the period of € 27,228 ('000).
Given the objective, our audit was not a full scope audit as required for the certification of the consolidated annual accounts but a limited review, which was performed in accordance with the standards of the Institut des Réviseurs d'Entreprises. A limited review consists principally in applying analytical review procedures, comparisons and inquiries on financial data communicated to us. Its scope is substantially less than a full audit, the objective of which is the expression of an opinion on the true and fair view of the equity, the financial position and the consolidated results.
Our review did not reveal any elements requiring significant corrections of the figures in the half-year consolidated report.

Antwerp, September 3, 2004
Klynveld Peat Marwick Goerdeler, Réviseurs d'Entreprises
represented by Ludo Ruysen, partner

Web site: www.tessenderlogroup.com

This press release is available - in Dutch, English and French - on the Web site www.tessenderlogroup.com - under "News" and "Investor Relations", along with a memo explaining the switch from **Belgian Accounting Standards to IFRS**. Tessenderlo Group will establish the accounts for the year ending December 31 2005 according to the International Financial Reporting Standards (IFRS). The opening balance sheet at January 1st 2004 as well as the relating comments are also published on the Web site.
A half-year report is also available on request. It will include the balance sheet, the consolidated results and the opening balance sheet in accordance with the new IFRS.

Financial services

The financial services relating to the Tessenderlo Chemie shares are provided by the following financial institutions: Bank Degroof, Delta Lloyd Securities, Deutsche Bank, Dexia, Fortis Bank, ING, KBC Bank, and Petercam.

Financial calendar

- Results 3rd quarter 2004 — 9 November 2004
- General Meeting — 7 June 2005

Tessenderlo Group is an international chemicals group with 115 branches in 22 countries. Around 8,300 people work for the group, 2,200 of whom are located in Belgium. The company's consolidated turnover totalled 1,972 million EUR in 2003, from its five main areas of business (inorganic chemicals, fine chemicals, PVC, plastics converting, natural organic products). The group is a European and world leader in most of its product areas. Tessenderlo Chemie NV is listed on Euronext Brussels and is part of Next 150 and NextPrime .

For further information, please contact:
Mr. Christian Vrebosch, Finance Director, ☎ +32 2 639 18 87
Mrs. Geert Dusar, Manager Corporate Communication ☎ +32 2 639 17 75
Website http://www.tessenderlogroup.com - see Corporate - News